# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Acadia Healthcare Company, Inc., CIK 0001520697
CUSIP: 00404A109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6100 TOWER CIRCLE, SUITE 1000, FRANKLIN, Tennessee (TN), 37067
Date of event which requires filing of this statement: 09/24/2025
Filed by CIK 0001586094
Persons authorized to receive notices and communications: Eduard Skutelsky, COO of Khrom Capital Management LLC, 1691 Michigan Ave., Suite 240, Miami, Florida (FL), 33139, (646) 436-6643

## Reporting persons
- Khrom Investments Fund, LP (CIK 0001586094): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,037,448; shared voting power 0; sole dispositive power 5,037,448; shared dispositive power 0; aggregate amount beneficially owned 5,037,448 (5.5% of the class)
- Khrom Capital Management LLC (CIK 0001877963): type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 5,037,448; sole dispositive power 0; shared dispositive power 5,037,448; aggregate amount beneficially owned 5,037,448 (5.5% of the class)
- Eric Khrom (CIK 0002089455): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); source of funds: working capital (WC); sole voting power 6,928; shared voting power 5,037,448; sole dispositive power 6,928; shared dispositive power 5,037,448; aggregate amount beneficially owned 5,044,376 (5.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Acadia Healthcare Company, Inc.
Address of issuer's principal executive offices: 6100 TOWER CIRCLE, SUITE 1000, FRANKLIN, Tennessee (TN), 37067

## Item 2. Identity and Background
Name of person filing: This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"): (i) Khrom Investments Fund, LP, a Delaware limited partnership ("Khrom Investments"); (ii) Khrom Capital Management LLC, a New York limited liability company ("Khrom Capital"); and (iii) Mr. Eric Khrom, a resident of Florida. The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 1.
Residence or business address: The address of the principal business office of each of the Reporting Persons is c/o Khrom Capital Management LLC, 1691 Michigan Ave, Suite 240, Miami, FL 33139.
Present principal occupation or employment: The principal business of Khrom Investments is investing in securities. The principal business of Khrom Capital is serving as an investment advisor to certain affiliated funds, including Khrom Investments. The principal occupation of Mr. Khrom is acting as the managing member of Khrom Capital. Information concerning each executive officer, director and controlling person (the "Listed Persons") of the Reporting Persons is listed on Exhibit 2 attached hereto, and is incorporated by reference herein.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Citizenship information for Listed Persons is provided on Exhibit 2 attached hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares were acquired in open market purchases for an aggregate purchase price of approximately $132.89 million. The source of funding for the Shares held by the Reporting Persons was the general working capital of the respective purchasers. The Shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired their positions in the Shares in the belief that they were undervalued and represented an attractive investment opportunity. The Reporting Persons have had, and intend to continue to have, discussions with members of the Issuer's management and board of directors (the "Board") about strategic opportunities to maximize shareholder value as more fully described in the letter from the Reporting Persons to the Issuer, dated October 1, 2025, which is attached as Exhibit 4 hereto. The Reporting Persons may consider, explore, develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, potential changes in the Issuer's operations, management, organizational documents, composition of the Board, ownership, capital or corporate structure, sale transactions, dividend policy, strategy and plans. The Reporting Persons intend to communicate with the Issuer's management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the Issuer. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may from time to time and at any time: (i) acquire additional Shares, other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (ii) dispose of any or all of their Shares, other securities and/or instruments of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (iii) enter into swap and/or other derivative transactions with broker-dealers and/or financial institutions counterparties with respect to the securities of the Issuer (or its affiliates) which may be deemed to either increase or decrease the Reporting Persons' economic exposure to the value of the Shares or other securities of the Issuer); and/or (iv) engage in any other hedging or similar transactions with respect to the Shares and/or other securities or instruments of the Issuer. The Reporting Persons may, at any time and from time to time: (x) review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto and (y) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Schedule 13D are incorporated herein by reference. The percentages set forth on the cover pages are based on 92,346,592 outstanding Shares as of August 5, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2025. Khrom Investments is the direct beneficial owner of 5,037,448 Shares and Mr. Khrom is the direct beneficial owner of 6,928 Shares. The Shares reported as beneficially owned by Khrom Capital reflect the Shares that are directly beneficially owned by its affiliate, Khrom Investments, as Khrom Capital has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) such Shares. Mr. Khrom is the sole member of Khrom Capital GP, LLC, which is the general partner of Khrom Investments. Mr. Khrom in his capacity as the managing member of Khrom Capital and as the sole member of Khrom Capital GP, LLC may be deemed to share the power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares directly beneficially owned by Khrom Investments and, accordingly, Mr. Khrom may be deemed to be the beneficial owner of such Shares. Mr. Khrom disclaims beneficial ownership of the Shares directly held by Khrom Investments except to the extent of any pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated into this Item 5(b).
Transactions in the class effected during the past sixty days: Exhibit 3 attached hereto sets forth all transactions with respect to the Shares by any Reporting Person during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D, except that dividends from, and proceeds from the sale of, the Shares held by the accounts managed by Khrom Capital, including the Shares that are directly beneficially owned by Khrom Investments, may be delivered to such accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement of the Reporting Persons

2. Directors and Executive Officers of the Reporting Persons

3. Transactions - Past 60 Days

4. Letter, dated October 1, 2025, to the Board of Directors of Acadia Healthcare Company, Inc.

## Signatures
- Khrom Investments Fund, LP: /s/ Eduard Skutelsky, Eduard Skutelsky / Chief Operating Officer (10/01/2025)
- Khrom Capital Management LLC: /s/ Eduard Skutelsky, Eduard Skutelsky / Chief Operating Officer (10/01/2025)
- Eric Khrom: /s/ Eric Khrom, Eric Khrom (10/01/2025)